Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Erik Knettel / Andrea Costa
Zintel Public Relations	Global Consulting Group
matthew.zintel@zintelpr.com	aladdin@hfgcg.com
310.574.8888	646.284.9400

FOR IMMEDIATE RELEASE

Aladdin Announces 2007 Annual General Meeting Results

CHICAGO, January 9, 2008 – Aladdin Knowledge Systems (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced the results of the Company’s 2007 annual general meeting of shareholders which was held on January 4, 2008 at the Company’s offices in Petach Tikva, Israel.

The following resolutions were approved by the shareholders:

–     The appointment of Messrs. Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company.

–     The appointment of Dr. Orna Berry as an outside director of the Company for an additional three-year term.

–     The approval of the recommendation of the Company’s Audit Committee to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the auditors of the Company and to authorize the Company’s Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

–     The approval of the service of Mr. Jacob (Yanki) Margalit, as both the Chairman of the Board of Directors and the Chief Executive Officer of the Company for an additional three-year period.

–     The approval and ratification of the renewal of the Company’s directors and officers’ insurance policy.

The proposal requesting the approval of the grant of share options to Dr. Orna Berry, an outside director of the Company, was not approved by shareholders at the annual general meeting. Following the meeting, Dr. Orna Berry has agreed to serve as an outside director without obtaining share options. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, in light of Dr. Berry’s re-appointment as an outside director of the Company, Dr. Berry will receive the compensation previously approved by the 2006 annual general meeting. In a related matter, Dr. Menahem Gutterman, the Company’s other outside director, has also agreed to forfeit options going forward in order to bring in line the compensation of both outside directors, as required by Israeli law.

About Aladdin
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2007 Aladdin Knowledge Systems, Ltd. All rights reserved. Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.